EMI

RECEIVED
2006 MAR -6 A 10:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

23rd February, 2006.

Attn: Filing Desk - Stop 1-4

06011306

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 23rd February 2006, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd February 2006, held 46,658,852, being 5.90% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

PROCESSED
MAR 06 2006
THOMSON
FINANCIAL

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/21

Company Announcements Office,
London Stock Exchange.

23rd February, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Deutsche Bank AG London, in a letter dated and received by fax after the close of business on 22nd February 2006, that Deutsche Bank AG and its subsidiaries have decreased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 22nd February 2006, had an interest in 46,658,852 shares, being 5.90% of the shares in issue.